                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                       ----------------------------------

                                    FORM 11-K


(Mark One)

    [X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]

For the fiscal year ended  December 31, 1998
                          ----------------------------------------
                                       OR

    [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]


For the transition period from                to
                              ----------------  ------------------

Commission file number        0-12640
                      ------------------------

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                         FLUID POWER COMPANIES' PENSION
                           AND RETIREMENT SAVINGS PLAN


B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                               KAYDON CORPORATION
                            315 E. EISENHOWER PARKWAY
                                    SUITE 300
                               ANN ARBOR, MI 48108

                             FLUID POWER COMPANIES'


                       PENSION AND RETIREMENT SAVINGS PLAN

            INDEX TO FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES




The following documents are attached hereto as exhibits:
                                                                            Page
                                                                            ----

Report of Independent Public Accountants                                      A

Statement of Net Assets Available for Benefits as of
  December 31, 1998                                                           1

Statement of Net Assets Available for Benefits as of
  December 31, 1997                                                           2

Statement of Changes in Net Assets Available for Benefits
  for the Year Ended December 31, 1998                                        3

Statement of Changes in Net Assets Available for Benefits
  for the Year Ended December 31, 1997                                        4

Notes to Financial Statements                                                5-9

Schedule I - Item 27a - Schedule of Assets Held for
  Investment Purposes as of December 31, 1998                                 10

Schedule II - Item 27d - Schedule of Reportable Transactions
  for the Year Ended December 31, 1998                                        11

Consent of Independent Public Accountants                             Exhibit 23


In accordance with the instructions to this Form 11-K, "plans subject to the Employee Retirement Income Security Act of 1974 ("ERISA") may file plan financial statements and schedules prepared in accordance with the financial reporting requirements of ERISA". As the Plan is subject to the filing requirements of ERISA, the aforementioned financial statements and schedules of the Plan have been prepared in accordance with such requirements.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, the members of the Administrative Committee of this plan have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                       Fluid Power Companies' Pension and
                                       Retirement Savings Plan


Date:  June 28, 1999

                                       By:  The Plan Administrative Committee
                                            ---------------------------------



                                       By:           John F. Brocci
                                            ---------------------------------
                                       John F. Brocci
                                       Chairman
                                       Plan Administrative Committee

                             FLUID POWER COMPANIES'

                       PENSION AND RETIREMENT SAVINGS PLAN


              FINANCIAL STATEMENTS AS OF DECEMBER 31, 1998 AND 1997

                         TOGETHER WITH AUDITORS' REPORT

                    Report of Independent Public Accountants



To the Administrative Committee of the
Fluid Power Companies' Pension and Retirement Savings Plan:

We have audited the accompanying statements of net assets available for benefits of the FLUID POWER COMPANIES' PENSION AND RETIREMENT SAVINGS PLAN (the "Plan") as of December 31, 1998 and 1997, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements and the schedules referred to below are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements and schedules based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1998 and 1997, and the changes in its net assets available for benefits for the years then ended, in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes and reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The fund information in the statements of net assets available for benefits and the statements of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for plan benefits of each fund. The supplemental schedules and fund information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.




Grand Rapids, Michigan,
   June 11, 1999.

                             FLUID POWER COMPANIES'


                       PENSION AND RETIREMENT SAVINGS PLAN

            INDEX TO FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES




                                                                           Page
                                                                           ----

Statement of Net Assets Available for Benefits
  as of December 31, 1998                                                    1

Statement of Net Assets Available for Benefits
  as of December 31, 1997                                                    2

Statement of Changes in Net Assets Available for Benefits
  for the Year Ended December 31, 1998                                       3

Statement of Changes in Net Assets Available for Benefits
  for the Year Ended December 31, 1997                                       4

Notes to Financial Statements                                               5-9

Schedule I - Item 27a - Schedule of Assets Held for Investment
  Purposes as of December 31, 1998                                          10

Schedule II - Item 27d - Schedule of Reportable Transactions
  for the Year Ended December 31, 1998                                      11

                             FLUID POWER COMPANIES'


                       PENSION AND RETIREMENT SAVINGS PLAN

                 STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

                             AS OF DECEMBER 31, 1998



                                  CIGNA           CIGNA
                                 Charter         Charter                    Warburg Pincus    Fidelity
                                Guaranteed      Actively        INVESCO        Advisor         Advisor
                                Short-Term       Managed         Total        Emerging         Growth          AIM
                                Securities    Fixed Income      Return         Growth        Opportunities    Value
                                   Fund           Fund          Account        Account         Account       Account
                                ----------    ------------    ----------    -------------    -------------  --------
ASSETS
  Cash                          $        -    $          -    $        -    $           -    $          -   $-     -
                                ----------    ------------    ----------    -------------    ------------   --------
  Investments:
    Mutual funds                 1,771,611       1,589,178     1,248,926          588,513         569,321    732,051
    Kaydon Corporation
      common stock                       -               -             -                -               -          -
                                ----------    ------------    ----------    -------------    ------------   --------
          Total investments      1,771,611       1,589,178     1,248,926          588,513         569,321    732,051
                                ----------    ------------    ----------    -------------    ------------   --------
  Dividend receivable                    -               -             -                -               -          -
                                ----------    ------------    ----------    -------------    ------------   --------

NET ASSETS AVAILABLE
  FOR BENEFITS                  $1,771,611    $  1,589,178    $1,248,926    $     588,513    $    569,321   $732,051
                                ==========    ============    ==========    =============    ============   ========


                                                                               CIGNA
                                                                               Charter
                                 Templeton         Lazard      Janus        Large Company
                                  Foreign        Small Cap    Worldwide     Stock-Growth       Stock
                                  Account         Account      Account          Fund           Fund         Total
                                 ---------       ---------    ---------     -------------  ------------  -----------
ASSETS
  Cash                           $       -       $       -    $        -    $           -  $    103,964  $   103,964
                                 ---------       ---------    ----------    -------------  ------------  -----------
  Investments:
    Mutual funds                   322,182          20,538        15,268        2,721,940             -    9,579,528
    Kaydon Corporation
      common stock                       -               -             -                -     2,362,430    2,362,430
                                 ---------       ---------    ----------    -------------  ------------  -----------
          Total investments        322,182          20,538        15,268        2,721,940     2,362,430   11,941,958
                                 ---------       ---------    ----------    -------------  ------------  -----------
  Dividend receivable                    -               -             -                -         5,635        5,635
                                 ---------       ---------    ----------    -------------  ------------  -----------

NET ASSETS AVAILABLE
  FOR BENEFITS                   $ 322,182       $  20,538    $   15,268    $   2,721,940  $  2,472,029  $12,051,557
                                 =========       =========    ==========    =============  ============  ===========

         The accompanying notes are an integral part of this statement.

                             FLUID POWER COMPANIES'


                       PENSION AND RETIREMENT SAVINGS PLAN

                 STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

                             AS OF DECEMBER 31, 1997


                                    CIGNA           CIGNA
                                   Charter         Charter                      Fidelity       Fidelity   Warburg Pincus
                                  Guaranteed       Actively        INVESCO       Growth        Advisor       Advisor
                                  Short-Term        Managed         Total         and           Equity       Emerging
                                  Securities     Fixed Income      Return        Income         Growth        Growth
                                     Fund            Fund          Account       Account        Account       Account
                                  ----------     ------------     ---------     --------       --------   --------------
ASSETS
  Cash                            $        -     $         52     $     177     $    226       $     91   $          216
                                  ----------     ------------     ---------     --------       --------   --------------
  Investments:
    Mutual funds                   1,745,240        1,472,887       957,504      839,849        577,806          441,220
    Kaydon Corporation
      common stock                         -                -             -            -              -                -
                                  ----------     ------------     ---------     --------       --------   --------------
          Total investments        1,745,240        1,472,887       957,504      839,849        577,806          441,220
                                  ----------     ------------     ---------     --------       --------   --------------
  Dividend receivable                      -                -             -            -              -                -
                                  ----------     ------------     ---------     --------       --------   --------------

NET ASSETS AVAILABLE
  FOR BENEFITS                    $1,745,240     $  1,472,939     $ 957,681     $840,075       $577,897   $      441,436
                                  ==========     ============     =========     ========       ========   ==============


                                                  Fidelity
                                   CIGNA           Advisor
                               International       Growth          Fidelity       AIM
                                  Equity        Opportunities      Magellan      Value          Stock
                                  Account          Account         Account       Account         Fund           Total
                               -------------    -------------     ---------     --------     ----------     ------------

ASSETS                         $         173     $        139     $       -     $    177     $      474     $      1,725
  Cash                         -------------     ------------     ---------     --------     ----------     ------------

  Investments:                       259,698          374,206       314,762      468,332              -        7,451,504
    Mutual funds
    Kaydon Corporation                     -                -             -            -      1,241,655        1,241,655
      common stock             -------------     ------------     ---------     --------     ----------     ------------
                                     259,698          374,206       314,762      468,332      1,241,655        8,693,159
          Total investments    -------------     ------------     ---------     --------     ----------     ------------
                                           -                -             -            -          3,274            3,274
  Dividend receivable          -------------     ------------     ---------     --------     ----------     ------------


NET ASSETS AVAILABLE           $     259,871     $    374,345     $ 314,762     $468,509     $1,245,403     $  8,698,158
  FOR BENEFITS                 =============     ============     =========     ========     ==========     ============


         The accompanying notes are an integral part of this statement.

                             FLUID POWER COMPANIES'


                       PENSION AND RETIREMENT SAVINGS PLAN

            STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

                      FOR THE YEAR ENDED DECEMBER 31, 1998




                                                  CIGNA         CIGNA
                                                 CHARTER       CHARTER                               FIDELITY           FIDELITY
                                               GUARANTEED     ACTIVELY           INVESCO              GROWTH             ADVISOR
                                               SHORT-TERM      MANAGED            TOTAL                AND               EQUITY
                                               SECURITIES   FIXED INCOME          RETURN              INCOME              GROWTH
                                                  FUND          FUND              ACCOUNT             ACCOUNT            ACCOUNT
                                              ------------   ------------       ------------       ------------       ------------
CONTRIBUTIONS:
  Employer                                    $    136,958   $    114,139       $    109,730       $     24,043       $     29,313
  Participants                                     124,090         93,085            148,751            110,987            133,640
                                              ------------   ------------       ------------       ------------       ------------
                                                   261,048        207,224            258,481            135,030            162,953
                                              ------------   ------------       ------------       ------------       ------------
INVESTMENT EARNINGS:
  Interest and dividends                                 -              -                  -                  -                  -
  Net appreciation (depreciation)
    in current value of investments                 57,120         93,312            124,296             29,648             62,887
                                              ------------   ------------       ------------       ------------       ------------
                                                    57,120         93,312            124,296             29,648             62,887
                                              ------------   ------------       ------------       ------------       ------------
                                                   318,168        300,536            382,777            164,678            225,840

BENEFIT PAYMENTS                                  (111,771)       (66,138)           (58,554)           (19,823)           (53,574)

ADMINISTRATIVE EXPENSES                               (175)          (699)               (24)                 -                (74)

FUND TRANSFERS                                    (179,851)      (117,460)           (32,954)          (984,930)          (750,089)
                                              ------------   ------------       ------------       ------------       ------------
          Change in net assets available
            for benefits                            26,371        116,239            291,245           (840,075)          (577,897)

NET ASSETS AVAILABLE FOR BENEFITS,
  beginning of year                              1,745,240      1,472,939            957,681            840,075            577,897
                                              ------------   ------------       ------------       ------------       ------------
NET ASSETS AVAILABLE FOR BENEFITS,
  end of year                                 $  1,771,611   $  1,589,178       $  1,248,926       $          -       $          -
                                              ============   ============       ============       ============       ============



                                             WARBURG PINCUS                       FIDELITY
                                                ADVISOR          CIGNA             ADVISOR
                                               EMERGING      INTERNATIONAL         GROWTH             FIDELITY              AIM
                                                GROWTH          EQUITY          OPPORTUNITIES         MAGELLAN             VALUE
                                                ACCOUNT         ACCOUNT            ACCOUNT            ACCOUNT             ACCOUNT
                                              ------------    ------------       ------------       ------------       ------------
CONTRIBUTIONS:
  Employer                                    $     80,127   $          -       $     63,381       $          -       $     64,250
  Participants                                     127,160           (173)            82,000                  -             89,540
                                              ------------   ------------       ------------       ------------       ------------
                                                   207,287           (173)           145,381                  -            153,790
                                              ------------   ------------       ------------       ------------       ------------
INVESTMENT EARNINGS:
  Interest and dividends                                 -              -                  -                  -                  -
  Net appreciation (depreciation)
    in current value of investments                 20,681           (625)            91,952                875            157,803
                                              ------------   ------------       ------------       ------------       ------------
                                                    20,681           (625)            91,952                875            157,803
                                              ------------   ------------       ------------       ------------       ------------
                                                   227,968           (798)           237,333                875            311,593



BENEFIT PAYMENTS                                   (26,059)             -            (12,473)                 -            (50,027)

ADMINISTRATIVE EXPENSES                               (152)             -                (24)                 -               (237)

FUND TRANSFERS                                     (54,680)      (259,073)           (29,860)          (315,637)             2,213
                                              ------------   ------------       ------------       ------------       ------------
          Change in net assets available
             for benefits                          147,077       (259,871)           194,976           (314,762)           263,542
NET ASSETS AVAILABLE FOR BENEFITS,
  beginning of year                                441,436        259,871            374,345            314,762            468,509
                                              ------------   ------------       ------------       ------------       ------------
NET ASSETS AVAILABLE FOR BENEFITS,
  end of year                                 $    588,513   $          -       $    569,321       $          -       $    732,051
                                              ============   ============       ============       ============       ============



                                                                                                      CIGNA
                                                                                                     CHARTER
                                                TEMPLETON        LAZARD             JANUS         LARGE COMPANY
                                                 FOREIGN       SMALL CAP          WORLDWIDE       STOCK-GROWTH          STOCK
                                                 ACCOUNT        ACCOUNT            ACCOUNT            FUND               FUND
                                              ------------   ------------       ------------      ------------       ------------
CONTRIBUTIONS:
  Employer                                    $     61,580   $      8,450       $      2,206      $    199,177       $    231,363
  Participants                                      83,423          6,998                950            67,147            127,646
                                              ------------   ------------       ------------      ------------       ------------
                                                   145,003         15,448              3,156           266,324            359,009
                                              ------------   ------------       ------------      ------------       ------------
INVESTMENT EARNINGS:
  Interest and dividends
  Net appreciation (depreciation)                        -              -                  -                 -             19,129
    in current value of investments
                                                   (18,060)        (6,329)             1,586           572,804            306,371
                                              ------------   ------------       ------------      ------------       ------------
                                                   (18,060)        (6,329)             1,586           572,804            325,500
                                              ------------   ------------       ------------      ------------       ------------
                                                   126,943          9,119              4,742           839,128            684,509

                                                   (26,761)          (102)                 -           (33,157)           (19,192)
BENEFIT PAYMENTS
                                                      (128)           (60)                 -              (770)               (38)
ADMINISTRATIVE EXPENSES
                                                   222,128         11,581             10,526         1,916,739            561,347
FUND TRANSFERS                                ------------   ------------       ------------      ------------       ------------

          Change in net assets available           322,182         20,538             15,268         2,721,940          1,226,626
             for benefits
NET ASSETS AVAILABLE FOR BENEFITS,
  beginning of year                                      -              -                  -                 -          1,245,403
                                              ------------   ------------       ------------      ------------       ------------
NET ASSETS AVAILABLE FOR BENEFITS,
  end of year                                 $    322,182   $     20,538       $     15,268      $  2,721,940       $  2,472,029
                                              ============   ============       ============      ============       ============


                                                  TOTAL
                                              ------------
CONTRIBUTIONS:
  Employer                                    $  1,124,717
  Participants                                   1,195,244
                                              ------------
                                                 2,319,961
                                              ------------
INVESTMENT EARNINGS:
  Interest and dividends
  Net appreciation (depreciation)                   19,129
    in current value of investments
                                                 1,494,321
                                              ------------
                                                 1,513,450
                                              ------------
                                                 3,833,411

                                                  (477,631)
BENEFIT PAYMENTS
                                                    (2,381)
ADMINISTRATIVE EXPENSES
                                                         -
FUND TRANSFERS                                ------------

          Change in net assets available         3,353,399
             for benefits
NET ASSETS AVAILABLE FOR BENEFITS,
  beginning of year                              8,698,158
                                              ------------
NET ASSETS AVAILABLE FOR BENEFITS,
  end of year                                 $ 12,051,557
                                              ============



         The accompanying notes are an integral part of this statement.

                             FLUID POWER COMPANIES'


                       PENSION AND RETIREMENT SAVINGS PLAN

            STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

                      FOR THE YEAR ENDED DECEMBER 31, 1997




                                                 CIGNA               CIGNA
                                                CHARTER             CHARTER                        FIDELITY       FIDELITY
                                               GUARANTEED          ACTIVELY         INVESCO        GROWTH         ADVISOR
                                               SHORT-TERM           MANAGED          TOTAL           AND          EQUITY
                                               SECURITIES        FIXED INCOME       RETURN         INCOME         GROWTH
                                                  FUND               FUND           ACCOUNT        ACCOUNT        ACCOUNT
                                                ----------        ----------       --------       --------       --------
CONTRIBUTIONS:
  Employer                                      $   71,829        $  177,939       $ 75,395       $ 70,200       $ 57,599
  Participants                                     422,665           207,561        333,550        372,315        202,703
                                                ----------        ----------       --------       --------       --------
                                                   494,494           385,500        408,945        442,515        260,302
                                                ----------        ----------       --------       --------       --------
INVESTMENT EARNINGS:
  Interest and dividends                                 -                 -              -              -              -
  Net appreciation (depreciation)
    in current value of investments                 73,943            96,367        137,710        100,712         65,683
                                                ----------        ----------       --------       --------       --------
                                                    73,943            96,367        137,710        100,712         65,683
                                                ----------        ----------       --------       --------       --------
                                                   568,437           481,867        546,655        543,227        325,985

BENEFIT PAYMENTS                                  (112,265)          (50,928)       (28,640)       (22,303)       (20,649)

ADMINISTRATIVE EXPENSES                                  -              (870)          (113)             -           (227)

FUND TRANSFERS                                    (629,788)         (291,992)       (69,884)        66,301           (614)

TRANSFERS FROM OTHER PLAN                                -                 -          5,195          5,435          2,695
                                                ----------        ----------       --------       --------       --------
          Change in net assets available
            for benefits                          (173,616)          138,077        453,213        592,660        307,190

NET ASSETS AVAILABLE FOR BENEFITS,
  beginning of year                              1,918,856         1,334,862        504,468        247,415        270,707
                                                ----------        ----------       --------       --------       --------
NET ASSETS AVAILABLE FOR BENEFITS,
  end of year                                   $1,745,240        $1,472,939       $957,681       $840,075       $577,897
                                                ==========        ==========       ========       ========       ========



                                                 TWENTIETH      WARBURG PINCUS                    FIDELITY
                                                  CENTURY           ADVISOR         CIGNA          ADVISOR
                                                  HERITAGE         EMERGING     INTERNATIONAL      GROWTH        FIDELITY
                                                 INVESTORS          GROWTH          EQUITY      OPPORTUNITIES    MAGELLAN
                                                  ACCOUNT           ACCOUNT         ACCOUNT        ACCOUNT        ACCOUNT
                                                ----------        ----------       --------       --------       --------
CONTRIBUTIONS:
  Employer                                      $    2,225        $   57,133       $ 11,629       $ 39,997       $ 14,374
  Participants                                      10,453           196,475        169,837        188,460        102,467
                                                ----------        ----------       --------       --------       --------
                                                    12,678           253,608        181,466        228,457        116,841
                                                ----------        ----------       --------       --------       --------
INVESTMENT EARNINGS:
  Interest and dividends                                 -                 -              -              -              -
  Net appreciation (depreciation)
    in current value of investments                 (2,550)           46,868        (22,872)        46,688         38,490
                                                ----------        ----------       --------       --------       --------
                                                    (2,550)           46,868        (22,872)        46,688         38,490
                                                ----------        ----------       --------       --------       --------
                                                    10,128           300,476        158,594        275,145        155,331

BENEFIT PAYMENTS                                   (10,364)          (51,124)       (19,791)       (44,779)       (27,033)

ADMINISTRATIVE EXPENSES                                  -                 -           (540)           (71)             -

FUND TRANSFERS                                    (164,779)           (6,354)       (48,350)        45,278         48,634

TRANSFERS FROM OTHER PLAN                                -             4,719              -          2,695              -
                                                ----------        ----------       --------       --------       --------
          Change in net assets available
            for benefits                          (165,015)          247,717         89,913        278,268        176,932

NET ASSETS AVAILABLE FOR BENEFITS,
  beginning of year                                165,015           193,719        169,958         96,077        137,830
                                                ----------        ----------       --------       --------       --------
NET ASSETS AVAILABLE FOR BENEFITS,
  end of year                                   $        -        $  441,436       $259,871       $374,345       $314,762
                                                ==========        ==========       ========       ========       ========

                                                    AIM
                                                   VALUE           STOCK
                                                  ACCOUNT          FUND               TOTAL
                                                ----------       -----------       ----------
CONTRIBUTIONS:
  Employer                                      $   39,694        $   47,170       $  665,184
  Participants                                     190,621            89,116        2,486,223
                                                ----------       -----------       ----------
                                                   230,315           136,286        3,151,407
                                                ----------       -----------       ----------
INVESTMENT EARNINGS:
  Interest and dividends                                 -             7,480            7,480
  Net appreciation (depreciation)
    in current value of investments                 39,865           229,361          850,265
                                                ----------       -----------       ----------
                                                    39,865           236,841          857,745
                                                ----------       -----------       ----------
                                                   270,180           373,127        4,009,152

BENEFIT PAYMENTS                                    (1,152)           (2,876)        (391,904)

ADMINISTRATIVE EXPENSES                                  -                 -           (1,821)

FUND TRANSFERS                                     199,481           852,067                -

TRANSFERS FROM OTHER PLAN                                -            19,638           40,377
                                                ----------       -----------       ----------
          Change in net assets available
            for benefits                           468,509         1,241,956        3,655,804

NET ASSETS AVAILABLE FOR BENEFITS,
  beginning of year                                      -             3,447        5,042,354
                                                ----------       -----------       ----------
NET ASSETS AVAILABLE FOR BENEFITS,
  end of year                                   $  468,509       $ 1,245,403       $8,698,158
                                                ==========       ===========       ==========




         The accompanying notes are an integral part of this statement.

                             FLUID POWER COMPANIES'


                       PENSION AND RETIREMENT SAVINGS PLAN

                          NOTES TO FINANCIAL STATEMENTS





(1)  SUMMARY OF SIGNIFICANT ACCOUNTING AND REPORTING POLICIES

           The accompanying financial statements of the Fluid Power Companies'
              Pension and Retirement Savings Plan (the "Plan") have been prepared on the accrual basis of accounting. The Plan is subject to the applicable provisions of the Employee Retirement Income Security Act of 1974, as amended. Investments are stated at current value, which is based on the quoted market price.

           In order to provide a variety of investment options, CIGNA has developed alliances with other companies, including Fidelity Management and Research Company, Warburg Pincus Asset Management, Inc., INVESCO Funds Group, Inc., Twentieth Century Investors, Inc., AIM Advisor, Inc., Templeton Global Advisors Limited, Lazard Asset Management, Janus Capital Corporation and Putnam Investments. Plan assets are invested in a CIGNA Separate Account (measured in units) which holds investments in funds offered by these alliance companies.

           The investment funds offered by CIGNA through the separate account do not pay dividends or interest, nor do they produce realized or unrealized gains. Rather, the plan participates in investment earnings through an increase or decrease in the unit values of each fund. As a result, the funds' investment earnings are reported as net appreciation (depreciation) in the Statement of Changes in Net Assets Available for Benefits, except for the Stock Fund in which the participants have a direct interest in the underlying stock.

           Conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts in the Plan's financial statements. Actual results may differ from those estimates.

(2)  DESCRIPTION OF THE PLAN

           Seabee Corporation, Gold Star Manufacturing, Victor Fluid Power, Inc.
              and Great Bend Industries, Inc., collectively the Fluid Power Companies (the "Company" or "Employer"), and which are wholly-owned subsidiaries of Kaydon Corporation ("Kaydon"), sponsor the Plan, a defined contribution plan. The following description of the major provisions of the Plan is provided for general information purposes only. Reference should be made to the Plan document, as amended, for more complete information.

           Plan amendment - Effective July 1, 1997, the Plan was amended to include Great Bend Industries, Inc., which was acquired by Kaydon on May 29, 1997. Effective October 1, 1997, the Plan was amended to include Gold Star Manufacturing, which was acquired by Kaydon on March 11, 1997.

           Eligibility requirements - All employees of the Company who are 18 years of age and have completed at least 1,000 hours of service during a one year period are eligible to participate in the Plan on the January 1st, April 1st, July 1st and October 1st coincident with or immediately following such one year period.

                             FLUID POWER COMPANIES'


                       PENSION AND RETIREMENT SAVINGS PLAN

                          NOTES TO FINANCIAL STATEMENTS
                                   (Continued)



           Contributions - Participants may elect to make, through payroll deductions, tax-deferred contributions which may not exceed 15% of compensation. The maximum contributions for the year, which includes pre-tax, employer matching and discretionary profit sharing contributions is 25% of compensation less tax-deferred contributions. Under the terms of the Plan, the Company contributes to the Plan an amount equal to 25% of the contribution by each participant. The maximum matching contribution is equal to 25% of the maximum salary deferral contribution allowed participants for the year ($1,600 prior to January 1, 1998). In addition, the Company may, with the approval of the Board of Directors of Kaydon, make discretionary contributions to the Plan. Discretionary contributions were $767,000 and $496,000 in 1998 and 1997, respectively.

           Allocation of investment earnings - Individual accounts are maintained for each participant to reflect the participant's contributions, the employer's contributions, forfeitures, investment earnings and administrative expenses. Investment earnings are allocated based on each participant's relative account balance within the respective fund.

           Vesting - All participant contributions are fully vested and nonforfeitable. Company matching and discretionary contributions become fully vested and nonforfeitable either upon attainment of age 65, upon the employee's death or disability or ratably over seven years of service, as defined by the Plan. Forfeitures are used to reduce Employer contributions.

           Investment of participant accounts - Plan participants may direct the investment of their account balances in the following investment options:

               The CIGNA Charter Guaranteed Short-Term Securities Fund invests in a portfolio of high quality money market instruments with a guarantee of principal and interest, including U.S. Treasury securities, U.S. Government securities, certificates of deposit, time deposits, repurchase agreements, and commercial paper issued by major domestic and foreign corporations.

               The CIGNA Charter Actively Managed Fixed Income Fund invests in a portfolio of predominately high quality corporate and Government fixed income securities including issues of the U.S. Government and its Agencies, U.S. corporate bonds, Yankee bonds, mortgage-backed securities and asset-backed securities.

               The INVESCO Total Return Account invests in a combination of equity and fixed and variable income securities including common stock and securities that are convertible into common stock, issues of the U.S. Government and its Agencies, and investment-grade corporate debt obligations.

                             FLUID POWER COMPANIES'


                       PENSION AND RETIREMENT SAVINGS PLAN

                          NOTES TO FINANCIAL STATEMENTS
                                   (Continued)



               The Fidelity Growth and Income Account invests in equity
                  securities of domestic and foreign companies including preferred stocks and investment-grade debt instruments, and all types of foreign securities. This fund was replaced by the CIGNA Charter Large Company Stock-Growth Fund effective October 1, 1998.

               The Fidelity Advisor Equity Growth Account invests primarily in the common and preferred stock and securities convertible into the common stock of companies of all sizes with above-average growth characteristics. The Fund may also invest in foreign securities. This fund replaced the Fidelity Magellan Account effective January 1, 1998 and was replaced by the CIGNA Charter Large Company Stock-Growth Fund effective October 1, 1998.

               The Twentieth Century Heritage Investors Account invests
                  primarily in common stocks of small to medium-sized companies. The Fund may also invest in the securities of foreign companies, primarily in developed markets. This fund was replaced by the AIM Value Fund, effective April 1, 1997.

               The Warburg Pincus Advisor Emerging Growth Account invests in equity securities of small to medium-sized domestic companies with emerging or renewed growth potential. The Fund may also invest in foreign securities, investment-grade debt securities and domestic and foreign short-term or medium-term money market obligations.

              The CIGNA International Equity Account invests primarily in
                  non-U.S. stocks in European, Australian and Far East stock markets. The Fund may also invest in U.S. and non-U.S. cash equivalents. This fund was replaced by the Templeton Foreign Account effective January 1, 1998.

               The Fidelity Advisor Growth Opportunities Account invests
                  primarily in common stocks and securities convertible into common stock of companies believed to have long-term growth potential. The Fund may also invest in other securities such as preferred stocks and bonds that may produce capital growth, and securities of foreign companies.

               The Fidelity Magellan Account invests primarily in common stocks and securities convertible into common stock. The Fund may invest in securities of domestic, foreign and multinational issuers. This fund was replaced by the Fidelity Advisor Equity Growth Account effective January 1, 1998.

               The AIM Value Account invests primarily in common stocks,
                  convertible bonds and convertible preferred stocks of undervalued companies. This fund replaced the Twentieth Century Heritage Investors Account, effective April 1, 1997.

                             FLUID POWER COMPANIES'


                       PENSION AND RETIREMENT SAVINGS PLAN

                          NOTES TO FINANCIAL STATEMENTS
                                   (Continued)




               The Templeton Foreign Account invests primarily in common and preferred stock of non-U.S. companies, including American, European and Global Depository Receipts. The Fund may invest in debt securities of companies and governments located anywhere in the world, emerging markets, U.S. Government securities, bank time deposits in the currency of any major nation, commercial paper and repurchase agreements. This fund replaced the CIGNA International Equity Account effective January 1, 1998.

               The Lazard Small Cap Account invests in small-cap equity
                  securities including common stock, preferred stock, securities convertible into or exchangeable for common stock, and rights and warrants. The Fund may invest in equity securities of large-cap U.S. companies and short-term money market instruments. This fund became an investment option effective January 1, 1998.

               The Janus Worldwide Account invests primarily in common stock of foreign and domestic issuers. The Fund may invest in preferred stock, warrants, convertible securities and debt securities, high-grade commercial paper, certificates of deposit, money market funds, repurchase agreements and other short-term debt obligations. This fund became an investment option effective October 1, 1998.

               The CIGNA Charter Large Company Stock-Growth Fund invests
                  primarily in domestic stocks of large companies. The Fund may also invest in American Depository Receipts. This fund replaced the Fidelity Growth and Income Account and the Fidelity Advisor Equity Growth Account effective October 1, 1998.

               The Stock Fund invests solely in Kaydon Corporation Common Stock.

           Payment of benefits - Amounts credited to an individual participant's account are distributed at termination of employment, generally as a lump sum or in installments. Distributions may be deferred until the participant reaches the age of 65 if the value of the distribution exceeds $3,500.

           Administrative expenses - Although not required to do so, the Employer paid certain administrative expenses of the Plan during 1998 and 1997. The remaining expenses were paid for out of the Plan assets by CG Trust Company.

           Voting rights - Each participant is entitled to exercise voting rights attributable to the Kaydon common shares allocated to his or her account and is notified by the trustee prior to the time that such rights are to be exercised. The trustee is not permitted to vote any share for which instructions have not been given by a participant.

                             FLUID POWER COMPANIES'


                       PENSION AND RETIREMENT SAVINGS PLAN

                          NOTES TO FINANCIAL STATEMENTS
                                   (Continued)



           Plan termination - The Company has the right to terminate the Plan at any time, although it has not expressed an intent to do so. Upon termination of the Plan, participants will become fully vested. Expenses arising from the termination would be allocated to the participants' accounts in accordance with the Plan and the Internal Revenue Code.

(3)  TRUST FUND

           A trust fund is maintained by the trustee for all purposes of the Plan; and the monies and other assets thereof are held, administered, invested and distributed in accordance with the terms of the Plan, as it may be amended from time to time, for the exclusive benefit of the participants and their beneficiaries.

(4)  RELATED PARTY TRANSACTIONS

           Plan investments include interests in mutual funds managed by Connecticut General Life Insurance Company (a CIGNA company). CG Trust Company (a CIGNA company) is the trustee as defined by the Plan.

(5)  TAX STATUS

           The Internal Revenue Service issued a determination dated April 7,
              1997, stating that the Plan was in accordance with applicable plan design requirements as of that date. The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan's legal counsel believe that the Plan and underlying trust are currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, they believe that the Plan was qualified and the related trust was tax-exempt as of the financial statement date.

(6)  INVESTMENTS

           The fair market value of investments that represent 5% or more of the Plan's total net assets is as follows as of December 31,:

                                                                                            1998               1997
                                                                                        ----------          ---------
                CIGNA Charter Guaranteed Short-Term Securities Fund                     $1,771,611         $1,745,240
                CIGNA Charter Actively Managed Fixed Income Fund                         1,589,178          1,472,887
                INVESCO Total Return Account                                             1,248,926            957,504
                Fidelity Growth and Income Account                                               -            839,849
                Fidelity Advisor Equity Growth Account                                           -            577,806
                Warburg Pincus Advisor Emerging Growth Account                                   -            441,220
                AIM Value Account                                                          732,051            468,332
                CIGNA Charter Large Company Stock-Growth Fund                            2,721,940                  -
                Stock Fund                                                               2,362,430          1,241,655

                                                                      SCHEDULE I



                             FLUID POWER COMPANIES'


                       PENSION AND RETIREMENT SAVINGS PLAN

                                 EIN: 59-3339512

                                PLAN NUMBER: 009


           ITEM 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

                             AS OF DECEMBER 31, 1998


                                                                                                             Current
        Identity of Issuer                       Description of Investment              Cost                  Value
        ------------------                       -------------------------           ----------            -----------
Mutual Funds:

  *Connecticut General Life                   CIGNA Charter Guaranteed
     Insurance Company                        Short-Term Securities
                                                Fund, 39,549 units                   $1,771,611            $ 1,771,611

  *Connecticut General Life                   CIGNA Charter Actively Managed
     Insurance Company                          Fixed Income Fund,
                                                12,442 units                          1,325,914              1,589,178

  *Connecticut General Life                   INVESCO Total Return Account,
     Insurance Company                          33,494 units                            932,412              1,248,926

  *Connecticut General Life                   Warburg Pincus Advisor Emerging
     Insurance Company                          Growth Account, 12,849 units            473,175                588,513

  *Connecticut General Life                   Fidelity Advisor Growth
     Insurance Company                          Opportunities Account,
                                                7,806 units                             397,573                569,321

  *Connecticut General Life                   AIM Value Account
     Insurance Company                          14,894 units                            504,824                732,051

  *Connecticut General Life                   Templeton Foreign Account,
     Insurance Company                          30,142 units                            294,368                322,182

  *Connecticut General Life                   Lazard Small Cap Account,
     Insurance Company                          1,019 units                              15,322                 20,538

  *Connecticut General Life                   Janus Worldwide Account,
     Insurance Company                          288 units                                11,663                 15,268

  *Connecticut General Life                   CIGNA Charter Large Company
     Insurance Company                          Stock-Growth Fund,
                                                200,634 units                         1,968,959              2,721,940
                                                                                     ----------            -----------
                                                                                      7,695,821              9,579,528
Common Stock:

  *Kaydon Corporation                         Stock Fund, 58,969 shares               1,740,624              2,362,430
                                                                                     ----------            -----------
                                                                                     $9,436,445            $11,941,958
                                                                                     ==========            ===========


* Represents a party-in-interest

                                                                     SCHEDULE II



                             FLUID POWER COMPANIES'


                       PENSION AND RETIREMENT SAVINGS PLAN

                                 EIN: 59-3339512

                                PLAN NUMBER: 009


                 ITEM 27d - SCHEDULE OF REPORTABLE TRANSACTIONS

                      FOR THE YEAR ENDED DECEMBER 31, 1998


                                                                 Purchases                          Sales or Maturities
                                                        ------------------------    -----------------------------------------------
          Identity of Issuer and                          Number of   Purchase        Number of                Cost of    Net Gain
         Description of Investment                      Transactions   Price        Transactions  Proceeds      Asset      (Loss)
         -------------------------                      ------------ -----------    ------------  --------     -------    ---------
*Connecticut General Life Insurance Company:

   CIGNA Charter Guaranteed Short-Term Securities Fund        90     $  386,226          49      $  416,975    $ 416,975  $       -

   CIGNA Charter Actively Managed Fixed Income Fund           85        266,805          60         243,826      223,762     20,064

   INVESCO Total Return Account                               84        324,216          52         157,090      128,510     28,580

   Fidelity Growth and Income Account                         65        199,112          37       1,068,609      931,289    137,320

   Fidelity Advisor Equity Growth Account                     58        492,802          45       1,133,495    1,004,459    129,036

   Templeton Foreign Account                                  84        417,941          44          77,699       78,180       (481)

   CIGNA Charter Large Company Stock-Growth Fund              25      2,221,818          17          72,682       69,711      2,971

*Kaydon Corporation:

   Stock Fund                                                108        919,627          24         105,223       92,728     12,495


*Represents a party-in-interest




   NOTE: This schedule was prepared in accordance with the regulations of the Employee Retirement Income Security Act of 1974 to report all transactions involving securities of the same issue which, in the aggregate, exceed 5% of the net assets of the Plan at the beginning of the period.

                                 Exhibit Index
                                 -------------



Exhibit No.                   Description
-----------                   -----------

   23                         Consent of Independent Public Accountants